Exhibit 99.49

PRESS RELEASE

Trading Symbol: SVM.TO	August 31, 2007

SILVERCORP SEEKS SHAREHOLDER APPROVAL FOR A 1:3 STOCK SPLIT

VANCOUVER, British Columbia – August 31, 2007 – Silvercorp Metals Inc. (the “Company”) announces that at the Company’s annual & special general meeting scheduled for Friday, September 28, 2007 shareholder approval will be sought for a stock split of the Company’s common shares on the basis of three (3) new shares for every one (1) existing share.

The Company believes that the stock split will encourage greater liquidity and wider distribution among retail investors.

Currently, the Company has 49.17 million shares outstanding. Upon implementation of the stock split, the number would increase to 147.5 million shares.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. along with its subsidiary companies and joint ventures (collectively the “Company”) are engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China. The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, Saskatchewan, and trades on the TSX Exchange under the symbol “SVM”. The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.